Code of Ethics

(Adopted January 2016)

Regulatory Reference: Rule 206(4)-7, Rule 204A-1, Rule 204-2, Dodd-Frank

Issue

Rule 204A-1 under the Investment Advisor’s Act requires registered investment advisers to adopt codes of ethics which set forth standards of conduct and require compliance with federal securities laws. Codes of ethics must address issues relevant to an advisor’s business, including:

•	Personal Trading, Holdings, and Transaction reporting

•	Pre-clearance of certain investments

•	Outside Business Activities

•	Conflicts of Interest

•	Insider Trading

•	Political contributions

•	Improper Influence

•	Gift & Entertainment

•	Reporting Securities Violations (the “Whistleblower” rule)

Responsibility

All Agincourt associates will be provided a copy of this Code of Ethics and will be responsible for the information herein. All associates will attest to their understanding of this Code no less than annually.

The Chief Compliance Officer will maintain a record of associates’ attestations and will maintain all records named and required in this code.

Policy

Standards of Conduct

This Code of Ethics reflects Agincourt’s Standards of Conduct. Agincourt owes fiduciary duties to its clients, and this Code applies to all Agincourt associates. It is the policy of Agincourt for associates to adhere to all relevant Federal, State and local laws. Associates shall conduct themselves with integrity and act ethically in their dealings with clients, the public and fellow associates. Associates shall maintain knowledge of and comply with all applicable laws and regulations of any governing agency, including the use and communication of material and nonpublic information. Associates shall not commit any criminal act that materially reflects adversely on his or her honesty or trustworthiness, nor engage in conduct involving dishonesty, fraud, deceit or misrepresentation.

As part of their fiduciary duty, Agincourt’s associates will:

•	Place client interests ahead of their own and those of Agincourt Capital. Agincourt will not benefit at the expense of its clients, nor will its associates

•	Identify, disclose, and manage all potential conflicts of interest. Any duty or motivation which might incentivize Agincourt or its associates to favor themselves over a client’s interests, or one client over another client’s interests, should be treated with due care.

•	Agincourt associates have a duty of loyalty to their clients and must act with reasonable care and exercise prudent judgment. Associates must deal fairly and objectively with all clients when providing investment analysis, making investment recommendations, taking investment action, or engaging in other professional activities

•	Keep information about current, former, and prospective clients confidential unless (1) the information concerns illegal activities on the part of the client or prospective client, or (2) disclosure is required by law, or (3) the client or prospective client permits disclosure of the information.

•	Promote the integrity of, and uphold the rules governing, capital markets. Insider trading is a criminal offense that can subject the perpetrator to fines and jail terms, and Agincourt to significant fines. Associates who possess material nonpublic information that could affect the value of an investment must not act or cause others to act on the information. Associates must not engage in practices that distort prices or artificially inflate trading volume with the intent to mislead market participants. Investment transactions for clients must have priority over any personal investment transactions.

Prohibition of Influence / Gifts & Entertainment

Agincourt associates may not give or receive gifts or payments that may be construed to have had an influence on business conducted by Agincourt, or that may appear lavish, excessive, or abnormal in the context of usual interactions between Agincourt’s peer group and its vendors, clients, counterparties, and service providers. Agincourt associates are encouraged to use their best judgment when giving and receiving gifts. Any associate in doubt as to the reasonableness of any gift/entertainment should contact the CCO prior to acceptance of the gift.

Gifts are defined as personal, individual items of value provided to individual associates. While there is no precise regulatory definition as to what constitutes an individual gift, an item which is for an associate’s individual benefit such as a bottle of wine delivered to his home would likely be a gift while a fruit basket delivered to the office and shared with the staff would likely not. Likewise, normal marketing items which bear the giver’s logo would likely not be considered gifts unless they were extravagant in nature –for example, a $15 Parker pen with a company’s logo would be considered normal marketing, while a $500 Montblanc would be extravagant and out of context.

Entertainment is defined as a normal business meal or event where the giver and recipient are both present. This can include business meals, sporting events, excursions, or other events. Tickets to such events, if the giver will not be in attendance, are considered gifts and are subject to Agincourt’s gift limitations.

Agincourt and its associates are prohibited from giving any gifts or entertainment that may appear lavish or excessive, and must obtain written pre-approval from a Managing Director to give gifts in excess of $100 (in the annual aggregate for each recipient) or entertainment in excess of $200 per person to any client, prospect, or individual or entity that Agincourt does, or is seeking to do, business with.

Likewise, Agincourt and its associates are prohibited from accepting any gifts or entertainment that may appear lavish or excessive, and must obtain written pre-approval from a Managing Director (other than themselves) to accept gifts in excess of $100 (in the annual aggregate for each recipient) or entertainment in excess of $200 per person to any client, prospect, or individual or entity that Agincourt does, or is seeking to do, business with.

Political Contributions

Agincourt also prohibits any attempt to influence investments by public funds and has enacted a Pay to Play/Political Contribution policy: Agincourt prohibits any political contributions.

Insider Trading

Section 204A of the Advisers Act requires every investment adviser to establish, maintain, and enforce written policies and procedures reasonably designed, taking into consideration the nature of such investment adviser’s business, to prevent the misuse of material, nonpublic information by such investment adviser or any person associated with such investment adviser. In accordance with Section 204A, Agincourt has instituted procedures to prevent the misuse of nonpublic information.

Although “insider trading” is not defined in securities laws, it is generally thought to be described as trading either personally or on behalf of others on the basis of material non-public information or communicating material non-public information to others in violation of the law. In the past, securities laws have been interpreted to prohibit the following activities:

•	Trading by an insider while in possession of material non-public information; or

•	Trading by a non-insider while in possession of material non-public information, where the information was disclosed to the non-insider in violation of an insider’s duty to keep it confidential; or

•	Communicating material non-public information to others in breach of a fiduciary duty.

Material non-public information may include (but is not limited to) the following:

•	Dividend or earnings announcements

•	Write-downs or write-offs of assets

•	Additions to reserves for bad debts or contingent liabilities

•	Expansion or curtailment of company or major division operations

•	Merger or joint venture announcements

•	New product/service announcements

•	Discovery or research developments

•	Criminal, civil, and government investigations and indictments

•	Pending labor disputes

•	Debt service or liquidity problems

•	Bankruptcy or insolvency problems

•	Tender offers, stock repurchase plans, etc.

•	Recapitalization

•	Management changes

•	Activity by other market participants

•	Other information likely to influence a purchaser or seller’s decision;

if such information is not yet available through normal public channels.

Designation of Access Persons

The Advisers Act defines “Access Person” as an investment advisor employee who may have access to non-public information about clients, client holdings, trading activity, or other confidential data. All Agincourt associates will be considered “Access Persons” under the rule for the purpose of this Code of Ethics.

Personal Trading Guidelines

Associates must never make changes in their personal investments on the basis of confidential information relating to Agincourt. No associate will trade for their personal account based on knowledge of trades by a Portfolio Manager. Agincourt associates are expected to maintain the highest standards of personal integrity with regard to any personal securities activities. The mere appearance of impropriety is to be avoided due to the position of public trust in which Agincourt operates.

Associates will report, on a quarterly basis no later than 30 days following the end of each quarter, all ‘reportable’ security transactions and holdings for the previous quarter. These reports are provided to and reviewed by the CCO. New Associates must file these same reports within 10 days of beginning employment.

“Reportable” securities are defined as holdings and transactions where the associate has or acquires direct or indirect beneficial ownership. An associate is presumed to be a beneficial owner of securities that are held by their immediate family members sharing a household. All securities are “reportable” securities with 5 exceptions:

a.	Transactions and holdings in direct obligations of the US Government;

b.	Money Market instruments – bankers’ acceptances, CDs, commercial paper, repurchase agreements and other high quality short-term debt instruments;

c.	Shares of money market funds;

d.	Transactions and holdings in shares of other types of mutual funds or ETF’s unless the advisor acts as the investment advisor or principal underwriter for the fund; and

e.	Transactions in units of a unit investment trust if the unit investment trust is invested exclusively in unaffiliated mutual funds.

Likewise, all associates must receive written pre-clearance from the CCO before placing trades in any of the following categories:

•	Any Initial Public Offering

•	Any New-Issue fixed income offering

•	Any Private Placement

•	Any fixed-income security that might be purchased for a client account

Outside Business Activities

Associates may, under certain circumstances, be granted permission to engage in outside business activities with public or private corporations, partnerships, not-for-profit corporations and other entities, provided such participation does not cause a real or perceived conflict of interest with the interests of the Agincourt or its clients or Investors.

Associates are prohibited from engaging in outside business activities, including board and investment committee memberships at not-for-profit organizations, without the prior written approval of the CCO. Approval will be granted on a case-by-case basis, subject to careful consideration of potential conflicts of interest, disclosure obligations, and any other relevant regulatory issues.

Any personal or family interest in any of Agincourt’s business activities or transactions must be immediately disclosed to the CCO. For example, if a transaction by Agincourt may benefit an associate or a family member, either directly or indirectly, then the associate must immediately disclose this possibility to the CCO.

No associate may borrow from or become indebted to any person, business or company having business dealings or a relationship with Agincourt, except in the normal course of a consumer relationship unless the arrangement is disclosed in writing and receives prior approval from the CCO. No Associate may use Agincourt’s name, position in a particular market, or goodwill to receive any beneficial terms on any transaction without the prior express written consent of the CCO.

Reporting Securities Law Violations- “Whistleblower”

On occasion associates may have cause to believe there has been or will be a violation of federal securities law. The Firm encourages these associates to provide information directly to the CCO or to any member of the Management Team.

The Firm recognizes that some associates may not feel comfortable supplying such information to the CCO or to any member of the Management Team. In these cases associates may choose to file directly with the Office of the Whistleblower Program through the Securities Exchange Commission.

Any submission, either through Compliance or directly with the SEC, will result in no negative impact to the associate or his or her position at the Firm. If an associate decides to file with the SEC, the rules provide that certain criteria be met in order to be eligible for a whistleblower award.

Associates must provide original information to the SEC that leads to a successful enforcement action in which money sanctions are recovered totaling more than $1 million.

•	Any information submitted must in writing and be derived from an associate’s independent knowledge or independent analysis, not already known to the SEC and not part of any public record to be considered original information.

•	There can be no outstanding subpoena, inquiry, or demand for the information.

•	Certain persons are excluded from the Whistleblower award program. These include:

•	An associate whose principal duties involve compliance or internal audit responsibilities, or who was employed by or otherwise associated with a firm retained to perform compliance or internal audit functions for an entity;

•	Employed by or otherwise associated with a firm retained to conduct an inquiry or investigation into possible violations of law; or

•	An associate of, or other person associated with, a public accounting firm, if he or she obtained the information through the performance of an engagement required of an independent public accountant under the federal securities laws and that information related to a violation by the engagement client or the client’s directors, officers or other associates.

•	The SEC will consider a number of factors when determining the amount of any award. Among these is the culpability of an associate or that associate’s involvement in any situation. While culpability may not eliminate an award it may be a factor that reduces the amount of the award.

•	There is no amnesty provided to individuals who submit information to the SEC.

•	Information obtained through an entity’s legal, compliance, audit, or similar functions or processes for identifying, reporting, and addressing potential non-compliance with law is not considered original information and is not eligible for a whistleblower award.

Any whistleblower that interferes with the compliance program of its firm or unreasonably delays in reporting a securities violation to its compliance program or the SEC may see a reduction in the amount of any whistleblower award due him or her.

The SEC will maintain confidentiality to the best of its ability with regard to a whistleblower’s identity.

Examples of situations that may cause a whistleblower’s name to be revealed include when disclosure is required to a defendant or respondent in a federal court or administrative action or when the SEC determines that it is necessary to protect investors, it may reveal an associate’s name to the Department of Justice or other appropriate authority.

For more information on the Whistleblower Program associates are encouraged to visit the program’s website at http://www.sec.gov/complaint/info_whistleblowers.shtml.

Testing

The Business Team will examine the compliance calendar on a periodic basis to ensure completion of code of ethics tasks, and will review the records of items mentioned in this code of ethics.